ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax:202-756-3333

www.alston.com

Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

June 5, 2012

VIA E-MAIL AND EDGAR AS CORRESP

Mr. David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:                 New Frontier Media, Inc.

Definitive Additional Proxy Soliciting Materials on Schedule 14A

Filed on May 2, 2012
File No. 000-23697

Dear Mr. Orlic:

We represent the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of New Frontier Media, Inc., a Colorado corporation (“New Frontier” or the “Company”).  On behalf of our client and New Frontier, we have set forth below responses to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to the Company, dated May 8, 2012 (the “Comment Letter”).  For ease of reference, the text of the Staff’s comment is set forth in this letter in italics with the response immediately following such italicized comment.

General

1.                                      Staff Comment: We note your statement that the letter of Longkloof Limited dated March 9, 2012, and the related press release, contain false and misleading statements. Rule 14a-9 provides that material which makes charges concerning improper, illegal or immoral conduct be supported by a factual foundation. This factual foundation must be self-evident,

Mr. David L. Orlic, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 5, 2012

disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support for this statement.

Response: Based upon their review of the letter received by the New Frontier Board from Longkloof Limited (“Longkloof”‘), dated March 9, 2012 (the “Longkloof Letter”), and the related press release (the “Longkloof Press Release” and, together with the Longkloof Letter, the “Longkloof Disclosure”), and as discussed in detail below, the Special Committee and New Frontier believe that the Longkloof Disclosure contains false and/or misleading statements that are either self-evident when read in the context of all of the relevant publicly disclosed information, or disclosed and highlighted by the Company in the referenced May 2, 2012 filing with the Commission (the “Referenced Filing”) to draw the readers’ attention to such false and/or misleading statements. In addition and in supplemental support of the foregoing and of the contention that the Longkloof Disclosure contains false and misleading statements, the Staff’s attention is directed to the following excerpted statements contained in the Longkloof Disclosure and the Referenced Filing and to the other supplemental information provided below:

1.                          First page of Longkloof Letter, first full paragraph, second sentence. Addressing the members of the Board, the Longkloof Letter (which was reproduced in the Longkloof Press Release) includes the following sentence: “Given your continued unwillingness to engage in any constructive dialogue with us, we believe expeditious action is necessary to protect the stockholders’ interest in [New Frontier]”.

New Frontier and the Special Committee believe that the information in paragraphs 3 and 5 of the Referenced Filing, excerpted in relevant part below, contain the factual foundation necessary to support the assertion that the Longkloof Disclosure contains false and misleading statements.

“On April 6, 2012, the financial advisor for the Special Committee sent a letter to the Hosken affiliate requesting further information and clarification about its $1.35 per share proposal, including information with respect to its conditions, financing, timing and any government approvals required to acquire New Frontier Media. To date, more than three weeks later, the Hosken affiliate, while acknowledging receipt of the information request, has not provided any of the information requested or otherwise engaged in discussions with the Special Committee’s financial advisor.…

…

... New Frontier Media’s Board and management have a long history of maintaining an open dialogue with shareholders and engaging in a constructive manner with shareholders seeking to discuss ideas for enhancing value. For the past 18 months, since learning that affiliates of Hosken had accumulated a significant ownership position in [New Frontier’s] stock, [New Frontier’s] Board and management have, in good faith and with an open-minded manner,

Mr. David L. Orlic, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 5, 2012

engaged in several meetings with Hosken and its representatives, including a recent in-person meeting with Marcel Golding, the Executive Chairman of Hosken, and Hosken’s U.S. representative, Adam Rothstein.”

In addition, the Staff is supplementally advised that over the past six months, members of the New Frontier Board, including its Chairman, have made numerous attempts to engage in constructive dialogue with Longkloof and have held numerous meetings with representatives of Longkloof where Longkloof’s interest in acquiring New Frontier were discussed, including the following:

•                  On January 19, 2012, Alan L. Isaacman, a member of the New Frontier Board and currently the Chairman of the Special Committee, and Michael Weiner, the Chairman of the New Frontier Board and its Chief Executive Officer, met with Mr. Rothstein, a Longkloof representative at a restaurant in Brentwood, California.

•                  On January 21, 2012, the Chairman of the New Frontier Board arranged for a dinner meeting with Mr. Rothstein and others, including Walter Timoshenko, another member of the New Frontier Board who subsequently became a member of the Special Committee after its formation the following month.

•                  On January 30, 2012, Mr. Rothstein, along with other representatives of Longkloof and its ultimate parent, South Africa conglomerate Hosken Consolidated Investments, Limited, at the invitation of Mr. Weiner, addressed the New Frontier Board at the Company’s regularly scheduled Board meeting.

•                  On February 29, 2012, Mr. Rothstein spoke to David M. Nicholas, another member of the New Frontier Board.

•                  On March 1, 2012, Mr. Rothstein again spoke via telephone to Mr. Nicholas.

In addition to the foregoing, the Chairman of the Board of New Frontier has made himself available on numerous occasions to engage in constructive dialogue with representatives of Longkloof, including Mr. Rothstein.

Based on all the above meetings and contacts, where members of the New Frontier Board have sought to engage in constructive dialogue with representatives of Longkloof, New Frontier believes that any statement that suggests otherwise is false and misleading. In addition, it is not clear, given the above meetings and contacts, what support is being provided by Longkloof for its assertion that the New Frontier Board has been unwilling to engage in “constructive dialogue” with Longkloof.

Mr. David L. Orlic, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 5, 2012

2.                          First page of Longkloof Letter, third full paragraph, fourth sentence. The Longkloof Letter (which was reproduced in the Longkloof Press Release) includes the following sentence: “Unfortunately, we believe that the current Board is more focused on maintaining its excessive director fees and engaging in related party transactions, rather than running the Company in the best interest of the stockholders.”

New Frontier and the Special Committee believe that this statement by Longkloof is false and misleading and unsupported by fact.  It merely impugns the character, integrity and personal reputation of members of the New Frontier Board and makes charges of illegal, improper or immoral Board conduct without factual support. There is no support provided by Longkloof as to why it believes that the current Board’s director fees are “excessive,” or the extent to which they may be considered “excessive.” There is in fact no mention made by Longkloof as to the amount of the fees or magnitude of excessiveness — only a conclusory statement that they are “excessive.” In addition, the statement made with respect to related party transactions also is not properly supported. New Frontier calls to the attention of the Staff the Schedule 14A Annual Meeting Proxy Statement (the “2011 Proxy Statement”) filed by New Frontier with the Commission on July 15, 2011, in which it is disclosed that (i) the Company paid the law firm of Isaacman, Kaufman & Painter an immaterial amount associated with legal services during the fiscal year ended March 31, 2011 and paid approximately $0.1 million to Isaacman, Kaufman & Painter during each of the fiscal years ended March 31, 2010 and 2009 associated with legal services, and (ii) that Mr. Isaacman, a member of the New Frontier Board, is a Senior Member of Isaacman, Kaufman & Painter. No other related party transactions are discussed in the 2011 Proxy Statement and, other than the provision of legal services to the Company by Isaacman, Kaufman & Painter, the proxy statements filed by New Frontier for each of 2011, 2010 and 2009 do not disclose any related party transactions having been engaged in by any member of the New Frontier Board. Accordingly, New Frontier and the Special Committee believe that any suggestion that the members of the New Frontier Board are “focused” on “engaging in related party transactions” is false and misleading.

There is also no support provided by Longkloof for the implication that the members of the New Frontier Board are not “focused” on running the Company in the best interest of the shareholders. New Frontier and the Special Committee believe that any assertion questioning the commitment of the members of the Board to taking actions that are in the best interests of shareholders, implying that the Board members may not be properly exercising their fiduciary duties, is false and misleading and that there is no support for such an assertion. New Frontier calls to the attention of the Staff the actions of the New Frontier Board in forming the Special Committee, comprising only independent directors, to, among other things, engage in a review of strategic alternatives to maximize shareholder value and to evaluate third-party interest in acquiring the Company while also attempting to ensure that a level playing field and fair process for reviewing third-party acquisition proposals is established so that no bidder is able to obtain preferential treatment for its bid for the Company. The formation of the Special Committee

Mr. David L. Orlic, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 5, 2012

preceded the Longkloof Letter. A commitment to acting in the best interests of shareholders and to maximizing shareholder value does not mean immediately selling New Frontier to any bidder that submits an acquisition proposal, or selling it at all.

3.                          Second page of Longkloof Letter, first paragraph, first full sentence. The Longkloof Letter (which was reproduced in the Longkloof Press Release) includes the following sentence: “However, hopefully, even this Board will finally decide to take its fiduciary duty to stockholders seriously enough to allow stockholders to decide whether or not to sell the Company at a substantial premium.”

New Frontier and the Special Committee believe that this statement by Longkloof which suggests that the New Frontier Board does not “take its fiduciary duty to stockholders seriously” is false and misleading and improperly impugns the character, integrity and personal reputation of members of the New Frontier Board and makes charges of illegal, improper or immoral conduct without factual support.  There is no basis for Longkloof to make such statements, and not even a modest effort has been made by Longkloof to articulate any such basis or support for the assertion. As noted above, the New Frontier Board formed a Special Committee of independent directors to, among other things, engage in a review of strategic alternatives to maximize shareholder value and to evaluate third-party interest in acquiring the Company. The formation of the Special Committee, which preceded the Longkloof Letter, is intended to ensure that a level-playing field and fair process for considering acquisition proposals is established and that no bidder is able to obtain preferential treatment for its bid for the Company. Again, as noted above, the fiduciary duties of the New Frontier Board do not require the Board to immediately sell New Frontier to any bidder that submits an acquisition proposal or necessarily to sell it at all. As subsequent events have indicated, such a decision would not have been in the best interests of New Frontier shareholders since, as of May 23, 2012, Longkloof has raised its offer to $1.75 per share from $1.35 per share.

4.                          Second page of Longkloof Letter, fourth full paragraph, third full sentence. The Longkloof Letter (which was reproduced in the Longkloof Press Release) includes the following sentence: “We can no longer tolerate this fatal combination of exorbitant Board fees and unfettered self-interest.”

New Frontier and the Special Committee believe that this statement by Longkloof which suggests that the New Frontier Media Board has “unfettered self interest” is false and misleading and is without factual support.  It too unfairly impugns the character, integrity and personal reputation of members of the New Frontier Board, and, what is more, Longkloof in this instance has characterized its opinion or belief as an assertion of fact. Based upon Longkloof’s statement, a shareholder cannot discern what is meant by “unfettered self-interest.” New Frontier and the Special Committee believe that its Board is aligned with the best interests of shareholders, and that its formation of an independent Special Committee is indicative of that fact. The collective ownership of New Frontier by the New Frontier Board is greater than 5%

Mr. David L. Orlic, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 5, 2012

and two out of the six members of the New Frontier Board own more than 1% of New Frontier’s outstanding common stock.

5.                          Second page of Longkloof Letter, fourth full paragraph, fourth full sentence. The Longkloof Letter (which was reproduced in the Longkloof Press Release) includes the following sentence: “[W]e would not be surprised if this Board found a way to further enrich itself at stockholder expense . . .”

New Frontier and the Special Committee believe that the use of the word “further” in this statement by Longkloof, which suggests that the New Frontier Board has enriched itself in the past, is false and misleading.  Furthermore, it unfairly impugns the character, integrity and personal reputation of members of the New Frontier Board without any factual support. Based upon Longkloof’s statement, a shareholder cannot discern what is meant by “further enrich itself at stockholder expense” since it has not, among other things, provided any explanation regarding when and how the Board has ever enriched itself.  Finally, this statement makes impermissible charges of illegal, improper or immoral conduct without factual support and is therefore false and misleading.

*   *   *   *   *   *

We appreciate the Staff’s review of New Frontier’s filing.  If you have any questions regarding these responses, please feel free to contact me at (202) 239-3679. Facsimile transmissions may be sent to me at (202) 654-4879.

Very truly yours,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

cc:                                Marc Callipari, Esq.,

New Frontier Media, Inc.

Scott A. Berdan, Esq.

Holland & Hart LLP

Annex A

New Frontier Media, Inc.

6000 Spine Road, Suite 100

Boulder, CO  80301

June 5, 2012

VIA E-MAIL AND EDGAR AS CORRESP

Mr. David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:                 New Frontier Media, Inc.

Definitive Additional Proxy Soliciting Materials on Schedule 14A

Filed on May 2, 2012
File No. 000-23697

Dear Mr. Orlic:

New Frontier Media, Inc., a Colorado corporation (the “Filing Person”), hereby acknowledges with respect to the above-referenced filing: (i) that the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) that the Filing Person may not assert staff comments as a defense in any or proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ MARC CALLIPARI

Marc Callipari
Chief Legal Officer